As filed with the Securities and Exchange Commission on March 10, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
(Amendment No.                     )
SUN NEW MEDIA, INC.
(Exact name of registrant as specified in its charter)

Minnesota	7389	410985135
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
P.O. Box 297
1142 South Diamond Bar Boulevard
Diamond Bar, California 91765
(604) 871-9999
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John Zongyang Li
Co-Chief Executive Officer
Sun New Media, Inc.
P.O. Box 297
1142 South Diamond Bar Boulevard
Diamond Bar, California 91765
(604) 871-9999
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:

Frank Zhao Co-Chief Financial Officer Sun New Media, Inc. P.O. Box 297 1142 South Diamond Bar Boulevard Diamond Bar, California 91765 (604) 871-9999	Peter M. Astiz, Esq. Elizabeth M. O’Callahan, Esq. DLA Piper Rudnick Gray Cary US LLP 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000
     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities To Be Registered	Registered(1)	Per Share (2)	Price (2) (3)	Registration Fee (3)
Common Stock, $0.01 par value	66,530,392	$3.96	$263,460,352.32	$28,190.26

(1)	Includes (a) 15,000,000 shares of the registrant’s common stock issuable upon exercise of warrants to purchase the registrant’s common stock, (b) 1,430,392 shares of the registrant’s common stock issuable upon conversion of notes convertible into the registrants common stock, and (c) pursuant to Rule 416, under the Securities Act of 1933, an indeterminate number of shares that may be issued in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of the registrant’s common stock.

(2)	Pursuant to Rule 457(c), such price is based on the average of the high and low prices of the registrant’s common stock on March 5, 2006, as reported on the OTC Bulletin Board.

(3)	Calculated pursuant to Rule 457(a) of the rules and regulations under the Securities Act of 1933.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 9, 2006
PRELIMINARY PROSPECTUS
66,530,392 shares
SUN NEW MEDIA, INC.

COMMON STOCK
     This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Sun New Media, Inc. The selling shareholders listed on page 42 may use this prospectus to offer and resell from time to time up to 66,530,392 shares of our common stock for their own accounts. Registration does not necessarily mean that the selling shareholders will offer or sell the stock.
     The prices at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling shareholders. All expenses of registration incurred in connection with this offering are being borne by us, but the selling shareholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.
     Our common stock is quoted on the OTC Bulletin Board under the symbol “SNMD.” On February 28, 2006, the last reported sale price of our common stock on the OTC Bulletin Board was $3.90.
     Investing in any of our securities involves risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before you make an investment in the securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2006.

ABOUT THIS PROSPECTUS
     You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.
     The terms “SNMI,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Sun New Media, Inc. and its consolidated subsidiaries.

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PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully before making an investment decision.
     We were incorporated in Minnesota on June 20, 1972. In September 2005, we acquired 100% of the issued and outstanding share capital of Sun New Media Group Limited (“SNMG”) and changed our name to Sun New Media, Inc. The acquisition was treated as a reverse acquisition for accounting purposes, and we adopted the September 30 fiscal year end of the “accounting acquirer”, SNMG. We subsequently have adopted March 31 as our fiscal year end.
     Our principal focus is on our China based interactive marketing and sales services business. We are creating this business through the ongoing acquisition of various entities and assets. See the discussion under the heading “Business–Recent Developments–Proposed Acquisition” below. We also continue to operate the legacy SE Global brokerage business. For the fiscal year ended September 30, 2005 and the quarter ended December 31, 2005, substantially all of our revenues were derived from our brokerage business. For the fiscal year ending March 31, 2007, we expect such revenues to represent a small percentage of our total revenues due to the expected growth of our interactive marketing and sales services business.
Recent Developments
     On December 31, 2005, we generated proceeds through a private placement of our securities. In connection with the financing, we raised gross proceeds of approximately $1,020,000 through the issuance of 50,000 shares of our common stock and a $918,000 convertible note. The note is convertible into common stock at a price of $2.04 per share. We also issued warrants for the purchase of an aggregate of 11 million shares of our common stock at exercise prices ranging from $2.04 to $4.80 per share with a weighted average price of approximately $3.71 per share.
     On March 6, 2006, we generated additional proceeds through another private placement of securities. In connection with the financing, we raised gross proceeds of approximately $2.0 million through the issuance of 50,000 shares of our common stock and a $1,898,000 million convertible note. The note is convertible into common stock at a price of $2.04 per share. We also issued a warrant for the purchase of four million shares of our common stock at exercise price of $2.10 per share.
Corporate Information
     Our corporate headquarters are located at 1142 South Diamond Bar Boulevard, Diamond Bar, California 91765, and our telephone number is (604) 871-9999. We maintain our main internet site at http://www.sunnewmedia.net. The information contained in our website is not incorporated by reference into this Report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K, and any amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

The Offering

Common stock offered by the selling shareholders	66,530,392 shares
Common stock to be outstanding after this offering	96,305,923 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling shareholders.
OTC Bulletin Board symbol	SNMD
     The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of February 28, 2006 and
•	excludes 445,500 shares of common stock issuable upon exercise of options outstanding at February 28, 2006 under SNMI’s stock option plans;

•	assumes the issuance of an additional 50,000 shares of common stock, the exercise of outstanding warrants and the conversion of outstanding convertible notes.

Summary Consolidated Financial Data
(in thousands, except per share data)
     The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three months
	ended	Period ended
	December 31,	September 30,
	2005	2005
	US$’000	US$’000

REVENUES	182	27

Cost of revenues	92	19

Gross Profit	90	8

Other income	7	—

OPERATING EXPENSES
General and administrative	75	10
Finders fee	—	55
Management fees and salaries	188	7
Professional fees	196	32

Total operating expenses	459	104

Operating loss before income taxes	(362)	(96)
Income tax expenses	—	—

Net loss	(362)	(96)

Earnings per share:

Weighted average number of shares outstanding
Basic and diluted	64,518,537	15,398,259

Net loss per share of common stock
Basic and diluted (US$)	(0.006)	(0.01)

BALANCE SHEET DATA

	(Unaudited)	(Audited)
	As of	As of
	December	September
	31, 2005	30, 2005
	US$’000	US$’000
Cash and cash equivalents	1,129	202
Working capital	33	316
Total assets	1,669	426
Short term debt	918	—
Total stockholders’ equity	77	316

RISK FACTORS
     An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.
Risks Related to Our Business
The development of our business is dependent upon the completion of a number of acquisitions and other transactions that have not yet closed.
Our principal focus is on our China based interactive marketing and sales services business. We are creating this business through the acquisition of various entities and assets. As of February 21, 2006, we have entered into a number of agreements relating to such acquisitions, as further described elsewhere in this prospectus. Our acquisition of FCD closed on January 27, 2006 and the acquisition of SNMH closed on February 15, 2006, but the other transactions have not yet closed. We expect to close the remaining acquisitions during the first quarter of 2006. However, if we do not close such acquisitions or such closings are delayed, we may not be able to develop our business as we have planned or at all.
Our short operating history and rapidly evolving business makes it difficult for us to accurately forecast revenues and expenses.
We commenced our interactive marketing and sales services operations in June 2005 and have a very limited operating history for this division. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries in China. Since inception, we have announced a number of proposed transactions to develop this business and which will have a material impact on our operations for 2006 and beyond. As a result, it is difficult for us to predict future revenues and operating expenses. We based our expense levels, in part, on our expectations of future revenues from these transactions. If our interactive marketing and sales services business develops slower than we expect, our losses may be higher than anticipated and may cause our stock price to decline.
Some of the other risks and uncertainties of our business relate to our ability to:
•	offer new and innovative products and services to attract and retain a larger consumer base;

•	attract customers;

•	increase awareness of our brand and continue to develop consumer and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.
If the Internet and, in particular, interactive marketing are not broadly adopted in China, our ability to increase revenue and sustain profitability could be materially and adversely affected.
The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet effective in promoting their products and services as compared to traditional print and broadcast media. Our ability to generate significant revenues may be negatively impacted by a number of factors, many of which are beyond our control, including:
•	difficulties associated with developing a larger consumer base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	lack of increase in Internet usage in China.
We face significant competition and may suffer from a loss of users and customers as a result.
We expect to face significant competition in our interactive marketing and sales services business, particularly from other companies that seek to provide online marketing services. Our main competitors include Sohu.com, Tom Online, and Beijing Media in China and Next Media Group in Hong Kong. Many of these competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions.
We also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, the bulk of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.
Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.
We believe that recognition of our brand will contribute significantly to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our base of consumers and customers. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as an Internet marketing leader in China, which may be increasingly difficult and expensive.
If we fail to continue to innovate and provide relevant services, we may not be able to generate sufficient user traffic levels to remain competitive.
We must continue to invest significant resources in research and development to enhance services and introduce additional high quality services to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to modify our services on a timely basis, we may lose consumers and customers. Our operating results would also suffer if our innovations do not respond to the needs of our consumers and customers, are not appropriately timed with market opportunities or are not effectively brought to market.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.
The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, we may not be successful in capturing a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.
We may face intellectual property infringement claims and other related claims, that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.
Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, and invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China for resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.
Intellectual property litigation is expensive and time consuming and could divert resources and management attention from the operations of our businesses. If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.
If we fail to attract customers for our online marketing services, our business and growth prospects could be seriously harmed.
Our online marketing customers will not maintain a business relationship with us if their investment does not generate sales leads and ultimately consumers. Failure to retain our existing online marketing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects.

Because we primarily rely on distributors in providing our e-marketing services, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.
Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely heavily on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our corporate and consumer customers. If our distributors do not provide quality services to our consumer customers or otherwise breach their contracts with our consumer customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors, including our key distributors, and cannot assure you that we will continue to maintain favorable relationships with them. Our distribution arrangements are non-exclusive. Furthermore, some of our distributors may have contracts with our competitors or potential competitors and may not renew their distribution agreements with us. In addition, as new methods for accessing the Internet, including the use of wireless devices, become available, we may need to expand our distribution network to cater to the new technologies. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.
Our strategy of acquiring complementary businesses, assets and technologies may fail.
As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, the FCD and Shengji acquisitions involve uncertainties and risks, including:
•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.
Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of our common stock. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.
We may not be able to manage our expanding operations effectively.
We commenced our interactive marketing and sales services operations in 2005 and are expanding our operations rapidly. We anticipate significant continued expansion of our business as we address growth in our consumer and customer base and market opportunities. To manage the potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with other websites, Internet companies and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.
Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.
Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates.

Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our Common Stock to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:
•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to attract additional customers;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including gambling, online games and other forms of entertainment; and

•	geopolitical events or natural disasters such as war, threat of war, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.
Because of our limited operating history and our rapidly growing business, our historical operating results may not be useful to you in predicting our future operating results. Advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our operating results to fluctuate.
The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.
Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.
Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman Dr. Bruno Wu. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.
In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.
We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.
Our performance and future success depends on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competition in our industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.
Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.
Our ability to provide our services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits, and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, war, earthquakes, floods, fires, power loss, telecommunications failures, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions.
Our business could be adversely affected if our software contains bugs.
Our online systems, including our websites, and other software applications and products, could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our websites and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name, and materially and adversely affect our business.
Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.
A significant barrier to electronic commerce and communications over the Internet in general has been public concern over security and privacy, including the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination websites and impede our growth.
We have limited business insurance coverage.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

Risks Related to Our Corporate Structure
PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.
There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with certain of our affiliated Chinese entities. We are considered foreign persons or foreign invested enterprises under PRC law. As a result, we are subject to PRC law limitations on foreign ownership of Internet and advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.
The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.
Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.
As of February 9, 2006, our principal shareholders and their affiliated entities own approximately 68% of our outstanding common stock (which will be reduced to approximately 52% after completion of announced but not yet closed transactions). These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Common stock. These actions may be taken even if they are opposed by our other shareholders.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
As our interactive marketing and sales services business expands, we expect an increasing portion of our business operations to be conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by governmental control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Our subsidiaries and affiliates are subject to restrictions on paying dividends and making other payments to us.
As our interactive marketing and sales services business develops, we expect to increasingly rely on dividends payments from our subsidiaries and affiliated entities in China. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entities in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations for certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries or affiliated entities in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If either we or our subsidiaries is unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to declare dividends on our common stock.
Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct a substantial and increasing portion our business through subsidiaries and affiliated entities based in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedent value.
Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.
We conduct a substantial and increasing portion of our operations in China and a substantial portion of our assets will be located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China on our senior executive officers, including matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As our interactive marketing and sales services business expands, we expect to derive an increasing percentage of our revenues in RMB. Under our current structure, we expect our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Common stock.
Fluctuation in the value of RMB may have a material adverse effect on your investment.
The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 2.0% appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and significant appreciation of the RMB against the U.S. dollar. As our interactive marketing and sales services business continues to grow, a greater portion of our revenues and costs will be denominated in RMB, while a significant portion of our financial assets may be denominated in U.S. dollars. We expect to rely significantly on dividends and other fees paid to us by our subsidiaries and affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our Common stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.
We face risks related to health epidemics and other outbreaks.
Our business could be adversely affected by the effects of SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Any prolonged recurrence of SARS or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other governmental regulations adopted in response may require temporary closure of Internet cafes, which is one of the avenues where users could access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.
Risks Relating to our Brokerage Business
Our brokerage business could be harmed by market fluctuations and other securities industry risks.
Substantially all of our current revenues are derived from securities brokerage and clearing and execution services. Like other brokerage businesses, we are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. Trading in the U.S. securities markets can fluctuate considerably, which can result in reduced trading volume, lower transaction revenues and adversely affect our profitability. The terrorist attacks in the United States on September 11, 2001, for example, resulted in lost commission revenues due to the closing of U.S. financial markets for four days. When the markets reopened, there was a period of substantial market volatility. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results.
Substantial competition could reduce our market share and harm our financial performance.
The market for brokerage services, particularly electronic brokerage services, is new, rapidly evolving and intensely competitive. We expect the competitive environment to continue in the future. We face direct competition from numerous brokerage firms. We also encounter competition from financial institutions, mutual fund sponsors and other organizations. Most of our competitors have greater financial, technical, marketing and other resources than we do. Most of our competitors offer a wider range of services and financial products than we do and have greater name recognition and a more extensive client base than we do. We may not be able to compete effectively with existing or potential competitors, which could have a material adverse effect on our business, financial condition and results of operations.

Systems failures and delays could harm our business.
We receive and process trade orders through a variety of electronic mediums, including the Internet, wireless web, personal digital assistants and other systems. These methods of trading are heavily dependent on the integrity of the electronic systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism and similar events. Extraordinary trading volumes could cause our computer systems to operate at an unacceptably low speed or even fail. There can be no assurance that our systems will be sufficient to handle such extraordinary trading volumes. In the past, we experienced periods of extremely high trading volume that caused individual system components or processes to fail, resulting in the unavailability of our Web site for online trading temporarily and delays in our telephone systems. In some other occasions, high trading volume caused significant delays in executing trading orders, resulting in some clients’ orders being executed at prices they did not anticipate. From time to time, we have reimbursed our clients for losses incurred in connection with systems failures and delays. Systems failures and delays may occur again in the future and could cause, among other things, unanticipated disruptions in service to our clients, slower system response times resulting in transactions not being processed as quickly as desired, decreased levels of client service and client satisfaction, and reputation damage. If any of these events were to occur, we could suffer a loss of clients or a reduction in the growth of our client base, increased operating expenses, financial losses, additional litigation or other client claims, and regulatory sanctions or additional regulatory burdens.
Capacity constraints of our systems could harm our business.
As our business increases, we may need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. We may need to continue to make significant investments in additional hardware and software to accommodate growth. We may not be able to project accurately the rate, timing or cost of any increases in our business, or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner. Failure to make necessary expansions and upgrades to our systems and infrastructure could lead to failures and delays, which could have a material adverse effect on our business, financial condition and results of operations.
Regulatory and legal uncertainties could harm our business.
The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. Our operations and profitability may be directly affected by, among other things, additional legislation, changes in rules promulgated by the SEC, the NASD, the Federal Reserve, the various stock exchanges and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules.
The SEC, the NASD and other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders to, suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations.
Recently, various regulatory and enforcement agencies have been reviewing systems capacity, customer access, best execution practices, other service issues and advertising claims as they relate to the online brokerage industry. These reviews could result in enforcement actions or new regulations, either of which could have a material adverse effect on our business, financial condition and results of operations.
In addition, we use the Internet as a major distribution channel to provide services to our clients. A number of regulatory agencies have recently adopted regulations regarding client privacy and the use of client information by service providers. These regulations may have an adverse impact on our business in the future, including on our ability to provide client information to certain third parties. It is possible that additional laws and regulations relating to the Internet may be adopted in the future, including regulations regarding the taxation, pricing, content and quality of products and services delivered over the Internet. Any such laws or regulations might increase our cost of using, or limit our ability to use, the Internet as a distribution channel. As a result, the adoption of such laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
The success of our business will depend on continued development and maintenance of the Internet infrastructure.
The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend on the development and maintenance of the Internet’s infrastructure to cope with this increased traffic. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity. The failure to develop and maintain the Internet infrastructure could have a material adverse effect on our business, financial condition and results of operations.
We will need to introduce new products and services to remain competitive.
Our future success depends in part on our ability to develop and enhance our products and services. There are significant technical and financial risks in the development of new or enhanced products and services, including the risk that we will be unable to effectively use new technologies, adapt our services to emerging industry standards, or develop, introduce and market new or enhanced products and services. If we are unable to develop and introduce enhanced or new products and services quickly enough to respond to market or client requirements, or if our products and services fail to achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.
We may not be able to keep up with rapid technological and other changes.
The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. If we are not able to keep up with these rapid changes, we may be at a competitive disadvantage. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.
Our networks may be vulnerable to security risks.
The secure transmission of confidential information over public networks is a critical element of our operations. Our networks may be vulnerable to criminal access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our clients’ confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.
Failure to comply with net capital requirements could adversely affect our business.
The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is a SEC-defined measure of a broker-dealer’s readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. All of our broker-dealer subsidiaries are required to comply with the net capital requirements. If we fail to maintain the required net capital, the SEC could suspend or revoke our registration, or the NASD could expel us from membership, which could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to credit risk.
We make margin loans to clients collateralized by client securities and periodically borrow securities to cover trades. A significant portion of our net revenues is derived from interest on margin loans. To the extent that these margin loans exceed client cash balances maintained with us, we generally must obtain financing from third parties. We may not be able to obtain this financing on favorable terms or in sufficient amounts. By permitting clients to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by us could fall below the amount of a client’s indebtedness. In addition, in accordance with regulatory guidelines, we collateralize borrowings of securities by depositing cash or securities with lending institutions. Failure to maintain required deposit levels at all times at least equal to the value of the related securities can subject us to risk of loss if sharp changes in market values of substantial amounts of securities occur and parties to the borrowing transactions fail to honor their commitments.
Risks Related to Our Common Stock
There has been only a limited public market for our common stock to date.
To date, there has been only a limited public market for our common stock on the Over-the-Counter Bulletin Board. Our common stock is currently not listed on any exchange. If an active trading market for our common stock does not develop, the market price and liquidity of our common stock will be materially and adversely affected.
The market price for our common stock may be volatile.
The market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts, if any;

•	conditions in the China consumer goods and online marketing markets;

•	changes in the economic performance or market valuations of other U.S. public companies with substantial operations in China;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common stock.
We will need additional capital, and the sale of additional common stock or other equity securities could result in additional dilution to our shareholders.
We expect to require additional cash resources to fund our operations, as well as investments or acquisitions which we may decide to pursue. To satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Substantial future sales or the perception of sales of our common stock in the public market could cause the price of our common stock to decline.
Sales of our common stock in the public market or the perception that these sales could occur, could cause the market price of our common stock to decline. As of February 9, 2006, approximately 1,946,768 shares, or 2.4% of our outstanding shares will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, upon effectiveness of the registration statement of which this prospectus is a part, the 66,530,392 shares covered by this registration statement will be freely tradeable. The remaining common stock outstanding as of such date will be available for sale, beginning on September 18, 2006, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we conduct a significant portion of our operations in China and all of our officers reside outside the United States.
We conduct a substantial portion of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements may first apply to our annual report on Form 10-K for the fiscal year ending September 30, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if they are not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are a young company with limited accounting personnel and other resources with which to address our internal controls and procedures. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by SEC has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.
Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10-KSB, Form 10-QSB and Form 8-K reports to the Securities and Exchange Commission. Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the Securities and Exchange Commission, could also adversely affect us.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares by the selling shareholders.
DIVIDEND POLICY
     We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.
PRICE RANGE OF OUR COMMON STOCK
     We effected our initial public offering of our common stock on June 14, 1999. Our common stock is quoted on the OTC Bulletin Board under the symbol “SNMD.” The following table sets forth the high and low closing sales price of our common stock as reported on OTC Bulletin Board for the periods indicated:

	High	Low
Fiscal 2004
First Quarter	$0.86	$0.42
Second Quarter	$0.70	$0.70
Third Quarter	$0.34	$0.34
Fourth Quarter	$0.60	$0.60

Fiscal 2005
First Quarter	$1.90	$1.40
Second Quarter	$5.10	$1.24
Third Quarter	$4.88	$2.82
Fourth Quarter	$4.20	$2.84

Fiscal 2006
First Quarter	$4.15	$3.00
Second Quarter through February 28, 2006	$4.35	$3.77
     On February 28, 2006, the last reported sale price for our common stock on the OTC Bulletin Board was $3.90 per share.
     As of February 28, 2006, there were 426 record holders of our common stock.

CAPITALIZATION
     The following table sets forth our total capitalization as of December 31, 2005:

As of
December 31,
2005
US$’000
Stockholders’ equity:
Common stock; authorized 750,000,000 shares, US$0.01 par value Preference stock, authorized 250,000,000 shares, US$0.01 par value 64,536,870 shares of common stock issued and outstanding, US$0.01 par value	645
50,000 shares of common stock reserved to be issued, US$0.01 par value	1
Additional paid-in capital	128
Deficit	(696)

Total stockholders’ equity	78

Total capitalization	78

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.
Overview
     We are building what we believe to be China’s first integrated, interactive marketing, sales services company with a core group of businesses that includes advanced interactive marketing content development and distribution units, sales services providers and channel management software solutions.
     In September 2005, we acquired 100% of the issued and outstanding share capital of Sun New Media Group Limited and changed our name to Sun New Media, Inc. The acquisition was treated as a reverse acquisition for accounting purposes, and we adopted the fiscal year end of the “accounting acquirer”, Sun New Media Group Limited, of September 30th. We subsequently adopted a fiscal year end of March 31st.
     We have announced a number of acquisitions and other similar transactions that we expect to close during the quarter ending March 31, 2006. As a result of these transactions, we expect that our results of operations for future periods will materially change and that our principal source of revenues and operating expenses will derive from our interactive marketing and sales services business. As a result, we expect that the results of operations for our brokerage business will continue to decline as a percentage of our total operating results. Based upon the foregoing, our historical results should not be considered to be indicative of our results for any future period.
     As a result of the reverse acquisition, the historical financial statements of SE Global Equities Corp for periods prior to the acquisition are no longer the financial statements of SNMI, as reported before the acquisition, and therefore no longer presented.
Acquisitions
China Focus Channel Development Co Ltd
     On January 27, 2006, we acquired 100% of the issued and outstanding shares of China Focus Channel Development Co Ltd (“FCD”) in exchange for 14,900,000 shares of our common stock. The main business assets of FCD are marketing and channel management services operated under a PRC company, Suizhou Focus Channel Development Ltd. Pursuant to the acquisition agreement, we will issue an additional 2,000,000 shares of our common stock upon the achievement by FCD of certain business and financial milestones events, up to maximum aggregate of 6,000,000 shares. The shares we issued in this private placement and the shares underlying the notes and warrants issued in the private placement are being offered pursuant to this prospectus.
Sun New Media Holdings Limited
     On February 15, 2006, we acquired 100% of the issued and outstanding shares of Sun New Media Holdings Limited (“SNMH”). SNMH has an 85% stake in Sun 365 Multimedia Holdings Ltd, a Beijing based television and multimedia production company, a 51% stake in Compass Multimedia Ltd (HK) (“Compass”), the creator and distributor of the Gogosun e-publishing platform and China’s first digital TV Guide and a 30% stake in Global Woman Multimedia Co. Ltd.

Results of Operations
Fiscal Period Ended September 30, 2005
     Our results for the fiscal period ended September 30, 2005, or fiscal 2005, include the results of our interactive marketing and sales services business from inception in June 2005 and our brokerage business from September 18, 2005.
     Revenue. Brokerage commission revenue for the fiscal 2005 was $27,358. We had no revenue related to our interactive marketing and sales services business during fiscal 2005.
     Expenses. Our total expenses for fiscal 2005 were $123,299. These included expenses relating to our brokerage business of clearing firm charges of $5,094, commission expenses of $8,450 and general and administrative expenses of $24,697 and general and administrative expenses relating to our interactive marketing and sales services business of $85,058.
     Net Loss. Our net loss for fiscal 2005 was $95,941.
     Our ability to achieve profitability in the future will depend upon our ability to expand our brand awareness and client base, increase our global market presence and reduce our operating costs. In order to achieve these goals, we will need to increase spending on marketing and enhance our cost control program.
Fiscal Quarter Ended December 31, 2005
     Our results for the quarter ended December 31, 2005, include the results of our interactive marketing and sales services business and our brokerage business.
     Revenue. Brokerage commission revenue for the quarter ended December 31, 2005 was $182,114. We had no revenue related to our interactive marketing and sales services business during the quarter.
     Expenses. Our total expenses for quarter ended December 31, 2005 were $551,521. These included expenses relating to our brokerage business of clearing firm charges of $30,369, commission expenses of $61,416 and general and administrative expenses of $104,619 and general and administrative expenses relating to our interactive marketing and sales services business of $355,117.
     Net Loss. We generated a loss of $362,227 for the three month period ended December 31, 2005.
     Our ability to achieve profitability in the future will depend upon our ability to generate revenue from our interactive marketing and sales business services. We need to expand our brand awareness and client base and increase our global market presence. In order to achieve these goals, we will need to increase spending on marketing and enhance our cost control program.
Liquidity and Capital Resources
     As of December 31, 2005, we had $1,128,975 cash in hand. The cash is available for general working capital purposes. During the quarter ended December 31, 2005, we generated proceeds through a private placement of our securities. In connection with the financing, we raised gross proceeds of approximately $1,020,000 through the issuance of 50,000 shares of our common stock and a $918,000 convertible note. The note is convertible into common stock at a price of $2.04 per share. We also issued warrants for the purchase of an aggregate of 11 million shares of our common stock at exercise prices ranging from $2.04 to $4.80 per share with a weighted average price of approximately $3.71 per share.

     A total of 27,500 stock options were exercised during the quarter ended December 31, 2005. Total cash proceeds of $21,200 were received in connection with the exercise of the stock options.
     We intend to raise additional capital through additional private placements of our equity securities, proceeds received from the exercise of outstanding options, continued financing from our majority shareholder, Sun Media Investment Holdings, and, if available on satisfactory terms, debt financing to achieve our goals and objectives for the next nine months.
     We plan to use future funds raised for marketing and advertising, as well as for strategic acquisition of existing businesses that complement our market niche, and for general working capital purposes.
     If we are unsuccessful in obtaining new capital, our ability to seek and consummate strategic acquisitions to build our company internationally and to expand of our business development and marketing programs would be adversely affected.
Off-Balance Sheet Arrangements
     As of December 31, 2005, we had had no off-balance sheet arrangements.
Capital Expenditure Commitments
     At December 31, 2005, we had no outstanding commitments for capital expenditures.
Strategic Acquisitions and Recent Developments
     We are assembling two principal divisions: Interactive Marketing; and Sales Services and Channel Management. We also are in the process of acquiring supporting investments focused on business-to-consumer television products. Each division will in turn be made up of a number of subsidiary companies that offer integrated product and service solutions.
Interactive Marketing
     Our interactive marketing division will initially be made up of four business units that together will form a strong collection of marketing, media, content delivery, and vertical web portal assets. Other than FCD, Compass and Sun Global Marketing Network Ltd, none of these business units are yet owned by us, but we expect to close the proposed acquisitions prior to end of the quarter ending March 31, 2006.
     We expect each of the business units will contribute a unique value to the SNMI group.
     Compass Multimedia, Ltd: We expect that Compass Multimedia Ltd and its web platform will serve as our first multimedia distribution and e-publishing arm focusing on business to business, or b2b, and business to consumer, or b2c, sectors. Compass markets a proprietary platform and online reader program which can scale to deliver targeted multimedia online communications to millions of businesses and consumers.
     We plan to expand Compass initially by providing outsourced PC and mobile-based internal and external communications solutions to major Chinese consumer products companies. Next, through Compass’ b2b2c e-publishing and digital promotional gift services, we expect to be able to develop a substantial “locked-in” consumer base that will help us to become the de facto leader in e-publishing delivery platforms in China.
     We completed the acquisition of a 100% controlling interest in Sun New Media Holdings Limited, which has a 51% stake in Compass, on February 15, 2006.
     Magzone Multimedia, Pte Ltd: Our key business-to-consumer asset will be a consumer e-publishing system based around the technology, rights, and distribution system controlled by Magzone Asia Pte. Ltd (“Magzone”), a company we are currently in the process of acquiring. Currently Magzone holds online distribution rights to more than 641 magazine titles in the China market, including over 30 first-tier publications.

     Sun Global Marketing Network, Ltd.: Sun Global Marketing Network (“SGMN”) controls the exclusive sales and marketing rights for the digital publishing of China Business Post, Wine and Dine, Smart Investor, Observer Star and Wide Angle. In conjunction with our advanced distribution systems these media assets increase the stickiness and customer retention rates of our key b2b and b2c interactive marketing offerings. SGMN is a wholly owned subsidiary of the Company and was incorporated in the Cayman Islands on December 5, 2005.
     Telefaith Holdings Ltd. (to be renamed Shengji Mobile Media): Through Shengji Mobile Media (“Shengji”), we will have a fully dedicated mobile communications information delivery platform. Shengji is a start-up company, but we expect that Shengji will play a critical role in extending our value offerings to the mobile communications market. Shengji also has a mobile service provider license and has established relationships with China Mobile and China Netcom, the key providers of mobile telecommunications services in China.
Sales Services and Channel Management
     We expect that our sales services and channel management division will comprise two principal units: the recently acquired FCD and a group purchase and an alliance management software company that we have identified but have not yet entered into an agreement to acquire. Both companies focus on clarifying distribution network product ordering, delivery, and payment processes through sophisticated, user-friendly scalable software platforms.
     FCD is one of China’s major providers of third party channel management internet software systems for consumer products companies. FCD offers internet-based channel management software and multi-enterprise coordination platforms. FCD’s proprietary channel management software, we can offer client companies integrated information systems that directly address the most pressing and challenging distribution network management problems. We completed the acquisition of a 100% controlling interest in FCD on January 27, 2006.
Supporting Media Investments
     We are also in the process of acquiring control of a number of key content and media assets that we believe will bring significant value both as brand and marketing platforms for our b2b customers and as direct to consumer media and marketing channels.
     Among these media investments are: a 30% interest in a group of women’s multimedia production assets and brands centered around Yang Lan, one of China’s best-known television personalities; the acquisition of the global rights to adapt, edit, and distribute nearly 3,200 different TV programs that can be distributed across all of our various b2c platforms; and the acquisition of a 25% shareholder interest in Sun Business Network (“SBN”) (computed based on the total shares outstanding following the proposed transactions), a Singapore (SGX) listed company.
Critical Accounting Policies and Estimates
     Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles used in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our financial results.
Revenue recognition
     The Company’s revenues consisted of brokerage commissions generated by Global American Investments, Inc. Securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Share-based Compensation
     In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment”, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005. The Company has adopted SFAS 123R for the quarter ended December 31, 2005. The adoption of SFAS 123R did not have a material impact on the Company’s financial position or results of operations.

BUSINESS
Corporate Strategy
     Sun New Media, Inc. is China’s first integrated, interactive marketing and sales services company. We are assembling a core group of businesses that include advanced interactive marketing content development and distribution units and sales services providers with strong channel management software and fulfillment solutions. We intend to focus on two strategic business development directions. First, we plan to build a loyal, data-rich community of China’s key tier 1 consumers and distribution channel partners across a variety of market segments. Through sophisticated, personalized media content, we intend to build dedicated communication channels to China’s hundreds of millions of key consumers and businesses. Second, we intend to shift our content users onto personalized digital shopping catalogues, supported by robust offline fulfillment systems, creating China’s leading integrated, full service interactive marketing and e-commerce platform.
     Our plan is to implement our growth strategy in two phases. In phase one, we intend to focus on China’s business-to-business, or b2b, market for interactive marketing and channel management services. We believe that we can assume a leading role in serving corporate advertisers. Once we have established a data-rich community of users through our b2b channels and a fully developed technical and marketing back-end for maximizing the value of our user base, we intend to focus on phase two of our strategic development: expanding rapidly into China’s vast business-to-consumer, or b2c, interactive marketing and e-commerce market by offering more media content and applications to create stickiness and convert subscribers into e-commerce consumers.
     In the initial b2b phase of expansion, we intend to offer two key services to corporate customers, encouraging the widespread adoption of our proprietary platforms:
•	Corporate communications and information-sharing: We intend to provide cutting-edge interactive marketing platforms to increase partnership and customer loyalty with targeted product and corporate communications.

•	Distribution network coordination and synchronization: We intend to offer innovative outsourced sales and distribution channel management systems to improve logistical and technical capacity.
     Bringing the two services together in one company offers key advantages for both SNMI and our customers. Our customers benefit from an integrated information and material flow coordination system that increases the effectiveness and lowers the cost of managing distribution networks. Offering both services allows the customers to take advantage of critical product development, sales, and cost synergies which neither we or nor our customers could achieve on its own.
     We plan to leverage our core suite of b2b marketing and channel management systems to lock-in key groups of customers and create strong barriers to entry with proprietary, scalable content delivery and internet-based management systems.
The Company
     We are assembling two principal divisions: Interactive Marketing; and Sales Services and Channel Management. We also are in the process of acquiring supporting investments focused on business-to-consumer television products. Each division will in turn be made up of a number of subsidiary companies that offer integrated product and service solutions.
Interactive Marketing
     Our interactive marketing division will initially be made up of four business units that together will form a strong collection of marketing, media, content delivery, and vertical web portal assets. Of these business units, only FCD, Compass and Sun Global Marketing Network Ltd., is currently owned by us, but we expect to close the proposed acquisitions prior to end of the quarter ending March 31, 2006 unless otherwise noted. We believe that the numerous synergies between the business units will allow us to create powerful b2b marketing solutions for clients that are more competitive than any other offerings on the market.
     We expect each of the business units will contribute a unique value to the SNMI group.
     Compass Multimedia, Ltd.: We expect that Compass Multimedia Ltd and its web platform will serve as our first multimedia distribution and e-publishing arm focusing on b2b and b2c sectors. Compass markets a proprietary platform and online reader program which can scale to deliver targeted multimedia online communications to millions of businesses and consumers.
     We plan to expand Compass initially by providing outsourced PC and mobile-based internal and external communications solutions to major Chinese consumer products companies. Compass’ target customers have traditionally implemented corporate communication publications through conventional print copies of newsletters and magazines, which are expensive to print, costly to deliver and inefficient in reaching readers. In contrast, Compass’s proprietary software solution (“Gogosun Reader”) and unique content push technology reduce both delivery and publishing costs by up to 90% - 95% compared to print solutions, offer customized targeting, and minimize delivery lag.
     Through Compass’ b2b2c e-publishing and digital promotional gift services, we expect to be able to develop a substantial “locked-in” consumer base that will help us to become the de facto leader in e-publishing delivery platforms in China. From there, we expect to be able to leverage our TV Guide online magazine to reach tens of millions of clearly segmented, high value Chinese consumers.
     Compass has also developed an offline sales agent network for its b2b and b2b2c products that will eventually include partnerships with over 300 different sales offices representing an outsourced sales force of between 6,000 and 9,000 people. Additionally, Compass has reached an agreement with two of China’s largest digital product sales networks, Cloud Net and Junnet, to act as online sales agents for its b2b products and digital gift packages. Combined, the sales networks have more than 30,000 online sales outlets throughout China.
     Magzone Multimedia, Pte Ltd: Our key business-to-consumer asset will be a consumer e-publishing system based around the technology, rights, and distribution system controlled by Magzone Asia Pte. Ltd (“Magzone”), a company we are currently in the process of acquiring. Currently Magzone holds online distribution rights to more than 641 magazine titles in the China market, including over 30 first-tier publications.
     Magzone will also provide us with control of an integrated imaging platform that includes advanced optical scanning, image processing, compression, database management, and web publishing technologies that will allow us to rapidly transfer offline magazine content into high quality online publications with rich graphics and some multimedia functionality. The technology is one of the only technologies in the market that allows the entire print version of a magazine to be transferred online and launched simultaneously with the offline version. The technology gives us a scalable and efficient method for rapidly converting and digitally distributing print titles.
     We expect to close the proposed acquisition of Magzone prior to end of the quarter ending March 31, 2006.
     3. Sun Global Marketing Network, Ltd.: Sun Global Marketing Network (“SGMN”) controls the exclusive sales and marketing rights for the digital publishing of China Business Post, Wine and Dine, Smart Investor, Observer Star and Wide Angle. In conjunction with our advanced distribution systems these media assets increase the stickiness and customer retention rates of our key b2b and b2c interactive marketing offerings.
     These assets compliment the Compass’ b2b and b2b2c distribution platforms, as well as b2c offerings by Magzone. Distributing the assets through these channels add value to our core b2b and b2c services by building loyalty across channels while simultaneously opening new markets for and expanding the readership of the various publications.
     We also intend to play a critical role in collecting, consolidating, and leveraging the large amount of consumer data collected through our interactive marketing platforms. With robust data collection and analysis infrastructure, we can offer advertisers highly targeted and clearly segmented integrated platforms for advertising and marketing campaigns.
     We expect to close the proposed acquisition of SGMN prior to end of the quarter ending March 31, 2006.
     4. Telefaith Holdings Ltd. (to be renamed Shengji Mobile Media): Through Shengji Mobile Media, we will have a fully dedicated mobile communications information delivery platform. Shengji is a start-up company, but we expect that Shengji will play a critical role in extending our value offerings to the mobile communications market. Most important is its proprietary technical platform for scalable delivery of mobile multimedia. Shengji also has a mobile service provider license and has established relationships with China Mobile and China Netcom, the key providers of mobile telecommunications services in China.
     We expect to close the proposed acquisition of Shengji prior to end of the quarter ending March 31, 2006.
     In addition to Shengji, we are in talks with a number of Europe and the USA’s leading mobile content and technology providers to form joint-ventures in China. Combining their platforms and content with our ability to reach key Chinese consumers with locally developed content will allow us to leverage our strengths to become one of China’s leading mobile media communications providers.
Sales Services and Channel Management
     We expect that our sales services and channel management division will comprise two principal units: China Focus Channel Development a company that we recently acquired, and a group purchase and an alliance management software company that we have identified but have not yet entered into an agreement to acquire. Both companies focus on clarifying distribution network product ordering, delivery, and payment processes through sophisticated, user-friendly scalable software platforms.
     China Focus Channel Development (HK), Ltd. (“FCD”) is one of China’s major providers of third party channel management internet software systems for consumer products companies. FCD offers internet-based channel management software and multi-enterprise coordination platforms.
     FCD’s Consumer Channel Management System (“CCMS”) allows consumer products companies to efficiently coordinate the flow of orders, products, and payments through their distribution network, as well as keeping critical channel partners updated about the latest product and corporate developments. In addition, its ASP (Applications Service Provider) business model reduces the initial investment and risk for client companies,
     FCD brings critical technical and management experience to the SNMI group. With Focus’ proprietary channel management software, we can offer client companies integrated information systems that directly address the most pressing and challenging distribution network management problems.
     Over time, we expect to expand the coverage of the FCD pick-up and fulfillment information systems from Central China to the whole country.
FCD’s’ CCMS System

Supporting Media Investments
     We are also in the process of acquiring control of a number of key content and media assets that we believe will bring significant value both as brand and marketing platforms for our b2b customers and as direct to consumer media and marketing channels. These media assets will extend our reach directly to key consumers and allow us to position the Group as a one-stop-shop for interactive marketing, consumer data, channel management, sales and marketing services.
     Chief among these media investments is a 30% interest in a group of women’s multimedia production assets and brands centered on Yang Lan, one of China’s best-known television personalities. With TV production and multimedia assets including TV shows C’est La Vie, Yang Lan One-on-One, and 66 Places of a Lifetime, a planned online women’s community, magazines, and an event planning unit, our Global Woman Multimedia unit will have a number of high-impact platforms to cross-promote our b2b customers’ portfolios of brands and maximize the value of our interactive marketing communications channels. We believe that the portfolio of big-name, high quality content will drive users from across China and the world to our platform, increasing our capacity to reach diverse and highly specified target markets.
     As part of our media investments, we are also acquiring control of the global rights to adapt, edit, and distribute nearly 3,200 different TV programs produced and/or owned by our largest shareholder, Sun Media Investment Holdings. The TV assets will be distributed across all of our various b2c platforms and embedded in its multimedia offerings, greatly enhancing their value at low cost to SNMI.
     While the media assets are critical to our development, particularly in the b2c stage, we may eventually transform them into independent business-to-consumer interactive marketing and media entities. By retaining the option to divest the assets at some time in the future to maximize shareholder value, we intend to encourage their expansion as independent media and marketing companies strengthening our overall position as China’s leading interactive marketing company.
     In addition to our interest in Global Woman Multimedia, we have also entered into definite agreements to acquire a 25% shareholder interest in Sun Business Network (SBN) (computed based on the total shares outstanding following the proposed transactions), a Singapore (SGX) listed company. The SBN investment provides us with a powerful acquisition vehicle for expanding our publishing and content assets as well as a dedicated print publishing arm. We expect that the content and publishing assets, and the enhanced capacity to finance key acquisitions, will be critical to the growth of our online publishing and interactive marketing platform as we expand to target a broad array of businesses and consumer groups. In addition our investment in SBN will bring other key tangible and intangible assets to the company, including, experienced editorial and publishing teams with decades of combined experience in building successful media brands in Asia.
     Finally, we have recently entered into two agreements aimed at growing our content library and building our assets in the area of TV production. The first of these is with United Home Limited and relates to the acquisition of 100% equity in Lifestyles Magazines Pte Ltd, a leading publisher of lifestyle and special interest magazines in Southeast Asia. Through the acquisition, we will gain control over a number of premium quality magazines and periodicals including the titles New Man, Home Concepts, Space, Today1s Parents, Se Xiang Wei, and Pregnancy Guide. The second is with China Entertainment Sports Limited and pertains to the acquisition of 100% equity in China Sport TV Productions Limited, a BVI registered company that is engaged in the business of TV production and broadcasting in China. CSTV brings a number of key assets to SNMI including TV production capacity, a number of intangible assets, and TV production equipment. Both of these acquisitions are intended to enhance our existing traditional media unit and play a supporting role in the development of other interactive marketing content.

Industry Overview and Competition
     SNMI operates in both the Interactive Marketing and Sales Services/Channel Management industries, all in Mainland China.
     The multimedia and interactive marketing industry is a young and growing industry that has yet to fully develop a traditional industry structure. Within the industry, competition is diverse and fragmented. SNMI’s potential indirect competitors included local and domestic internet companies such as Sina.com, Sohu.com, Yahoo, Google, and MSN and other China-based media companies such as Shanghai Media Group. Each of these competitors has significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions.
     We also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, the bulk of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.
     Within the e-publishing space there are a number of niche players with whom SNMI competes directly via its Gogosun reader technology. The key companies in China’s e-publishing space are Gogosun, Magzone, x-plus, Freshbook, e-stock, and Rongshuxia.
     The sales services, fulfillment, and channel management industry is also extremely fragmented. At the moment, the industry is highly regionalized and locality specific. There have yet to emerge any dominant players in the integrated sales services and channel management services industry nationwide.
Proprietary Rights
     We regard our intellectual property rights, such as copyrights, trademarks, trade secrets, practices and tools, as important to the success of our business. To protect our intellectual property rights, we intend to rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners, acquisition targets and others. Effective trademark, copyright and trade secret protection may not be available in every country in which we intend to offer our services. And the steps we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights or we may not be able to detect unauthorized use and take appropriate steps to enforce our rights. In addition, other parties may assert infringement claims against us. Such claims, regardless of merit, could result in the expenditure of significant financial and managerial resources. Future patents may limit our ability to use processes covered by such patents or expose us to claims of patent infringement or otherwise require us to obtain related licenses. Such licenses may not be available on acceptable terms. The failure to obtain such licenses on acceptable terms could have a negative effect on our businesses.
Governmental Regulation
     China Broadcast Media Rules. All television broadcast media in China are government-controlled networks. The television and broadcasting industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and the various ministries and agencies under its leadership. These ministries and agencies mainly include:
•	the Ministry of Culture;

•	the Ministry of Information Industry;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the State Administration for Industry and Commerce;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.
     The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our proposed businesses. We believe we have all necessary governmental approvals to conduct our interactive marketing and sales services businesses.
Brokerage Business
     In our brokerage division, we are a provider of direct access trading software and financial resources for international investors. We provide customers with access to our global alliance network of 28 brokerage firms, 24 hours a day, covering 29 stock exchanges spanning five continents. We maintain two offices in California.
     We provide direct access trading software, SEG Trade and SEG Lite, and market data through a formal licensing and worldwide distribution agreement with Direct Access Financial Corporation (“Direct Access”). We pay a licensing fee to license the direct access trading software.
     Not all securities, products or services that we offer are available in all countries, and nothing herein is an offer or solicitation of securities products and services in any jurisdiction where their offer or sale is not qualified or exempt from registration.
     Sales and Marketing. Our principal focus is on the international active stock-trader segment. In particular, our strategy is to market the direct access stock-trading software through the following channels: a global network of brokerage firms with whom we have strategic marketing alliances; joint venture and business-to-business alliances with websites and financial services providers; international agent representatives; and direct marketing to users through the Internet, print and multimedia.
     To date, we have concentrated our marketing resources on our relationships with brokerage firms within our international network. Additionally, we continue to pursue and develop targeted marketing efforts through Internet marketing, targeted advertising, sponsorships, co-branding, trade shows, corporate videos, public relations and the development of collateral marketing materials. Together, these marketing elements are intended to attract software users, build market awareness, educate the investing public and develop brand name recognition.
     Competition. The market for brokerage services, particularly electronic brokerage services, is rapidly evolving and intensely competitive. We encounter direct competition from numerous North American and other brokerage firms, many of which provide online brokerage services and most of which have substantially greater resources than we have. These competitors include such brokerage firms as AmeriTrade Online Holdings Corp., Charles Schwab & Co., Inc., CSFBdirect, E*TRADE Securities, Inc., Fidelity Brokerage Services, Inc., and TD Waterhouse Securities, Inc. We also encounter competition from established full-commission brokerage firms as well as financial institutions, mutual fund sponsors and other organizations, some of which provide or have announced that they intend to provide online brokerage services.
     Securities Regulations. Certain of our subsidiaries and affiliates are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the jurisdictions in which they operate. Some subsidiaries are registered as broker-dealers and as investment advisers with the U.S. Securities and Exchange Commission. Certain of our subsidiaries and affiliates are also members of securities exchanges, as well as the National Association of Securities Dealers, Inc. (“NASD”).
     Our primary U.S. broker-dealer subsidiary, Global-American Investments, Inc., is registered as a broker-dealer in 42 states and the District of Columbia. Global-American Investments, Inc. is subject to extensive regulation, including minimum capital requirements, which are promulgated and enforced by, among others, the Securities Exchange Commission, and various other self-regulatory organizations of which they are a member and the securities administrators of the 42 states and the District of Columbia. The Securities and Exchange Commission requires certain registered broker-dealers (including Global-American) to maintain records concerning certain financial and securities activities of affiliated companies that may be material to the broker-dealer, and to file certain financial and other information regarding such affiliated companies.
     USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.
Employees
     As of February 28, 2006, SNMI and its affiliates have 626 employees. SNMG has 8 employees, including Dr. Bruno Wu, Yang Lan, and others.
     In our brokerage business, we currently have 20 employees, including 6 full time employees and 14 commission-only registered representatives.
     Upon completion of the below acquisitions, we expect that the number of employees will increase significantly. Additionally, we expect that we will recruit more employees and independent consultants as we continue to grow.
Recent Developments — Proposed Acquisitions
     We have been actively pursuing a number of new acquisition transactions. As of February 28th, 2006, we have entered into the following transactions:
•	On February 14, 2006, we entered into an agreement with United Home Limited (“UHL”) to acquire 100% controlling interest in Lifestyle Magazines Publishing Pte. Ltd. (“Lifestyle”). Incorporated in Singapore, Lifestyle is one of Southeast Asia’s leading publishers of lifestyle and special interest magazines. Lifestyle’s published New Man, Home Concepts, Space, Today’s Parents, Se Xiang Wei, and Pregnancy Guide. According to the Purchase Agreement, SNMI will acquire 100% of Lifestyle’s outstanding shares for approximately US$3.74 million, to be satisfied in full through the issuance of 978,406 shares of our common stock.

•	On February 13, 2006, we entered into an agreement with China Entertainment Sports Ltd to acquire China Sport TV Productions Ltd (“CSTV”). According to the Sales Purchase Agreement, SNMI will acquire 100% of the issued and outstanding shares of CSTV for a consideration of US$1,750,000. The consideration will be satisfied by the issuance of 460,526 shares of our common stock.

•	On January 4, 2006, we entered into an agreement to acquire Magzone Asia Pte. Ltd. According to the agreement, SNMI will purchase 100% of the outstanding shares of Magzone for US$2,000,000, to be satisfied through payment in two key parts. In the first part, SNMI will pay US$399,998 in cash. The cash payment is not subject to any performance guarantees and will be delivered upon completion of the agreement. The remaining amount shall be satisfied by the issue of such number of approximately 409,000 shares of our Common Stock. The second payment is contingent on Magzone meeting certain financial milestones.

•	On December 6, 2005, we entered into an agreement to acquire Telefaith Holdings Limited (“Telefaith”), the indirect controlling shareholder of Shengji Information Technology Ltd. Pursuant to the agreement; we will purchase 100% of the outstanding shares of Telefaith in exchange for 853,333 shares of our Common Stock.

•	On December 6, 2005, we entered into an agreement with Sun Media Investment Holdings Limited. Under the terms of the agreement, we will issue 2,008,929 shares of our common stock in exchange for 75,000,000 ordinary shares of Sun Business Network Ltd. (“SBN”). As a result of the transaction, we will acquire approximately 10% of SBN existing issued and paid-up share capital.

•	On November 21, 2005, we entered into two agreements with SBN. Pursuant to the first agreement, we will issue 1,156,303 shares of our common stock in exchange for a group of property holdings in Beijing and 53,000,000 ordinary common shares of Asia Premium Television Group, Inc. We will issue 13,800,00 shares of our common stock, 50% to be issued upon closing and the remaining 50% within 30 days of receipt of the audited accounts of the on-line publishing business purchased from SBN. SBN will guarantee the profits from these transferred publishing rights for the amount of $2,415,000 for the twelve months ending December 31, 2006. SBN will pay us to the extent there is any shortfall in profits.
The digital publishing rights that are transferred include the following:
•	China Business Post (Online Edition);

•	Observer Star ( Online Edition);

•	Smart Investor ( Online Edition);

•	Wide Angle ( Online Edition); and

•	Wine & Dine (Online Edition).
     We also entered into a Shares Swap Agreement with SBN. Under the terms of the Shares Swap Agreement, SBN will issue 150,000,000 SBN shares in exchange for 5,042,017 shares of our common stock.
     The closing of each of the foregoing transactions is subject to certain closing conditions and we expect to close each of such transactions, other than the transactions involving SBN, during the quarter ending March 31, 2006.
Facilities
     We currently share premises with Sun Media Investment Holdings in a facility consisting of approximately 4,670 square foot located in Shanghai, PRC and Hong Kong, Special Administrative Region of the PRC. These facilities are currently provided free of charge by Sun Media Investment Holdings to us. The company intends to lease new premises in Beijing, PRC in the near future.
     Our brokerage business leases approximately 2,500 square feet of office space located in Walnut, California under a lease which expires on August 1, 2007 for a monthly rent of approximately $2,574 and approximately 500 square feet of office space located in Dana Point, California, under a month to month lease for a monthly rent of $600.
Legal Proceedings
     We are not aware of any pending legal proceedings against us. We may in future be party to litigation arising in the course of our business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Reports to Securities Holders
     We are required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a current report on Form 8-K.
     You may read and copy any materials we file with the Securities and Exchange Commission at their Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

MANAGEMENT
Directors and Executive Officers of the Registrant
     The following table sets forth the names of all our directors and executive officers as of March 1, 2006. These persons will serve until our next annual meeting of the shareholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

			Date Position
Name	Age	Position	First Held
Bruno Wu	39	Chairman and Director	Sept. 12, 2005
John Zongyang Li	50	Co-Chief Executive Officer and Director	Sept. 12, 2005
Ricky Gee Hing Ang	55	Co-Chief Executive Officer	March 1, 2006

Kay Koplovitz	60	Vice-Chairman and Director	Sept. 12, 2005
Chauncey Shey	47	Vice-Chairman and Director	Sept. 12, 2005
Hong Cheng	43	President and Chief Operating Officer	March 1, 2006

Herbert Kloiber	58	Director	January 4, 2006
Yu Bing	40	Director	January 17, 2006
Frank Zhao	46	Co-Chief Financial Officer	February 27, 2006

Hwee Ling Ng	33	Co-Chief Financial Officer and Secretary	March 1, 2006
     Dr. Bruno Wu, Chairman and Director. Dr. Bruno Wu is the cofounder and Executive Chairman of Sun Media Investment Holdings Ltd. (“SMIH”), one of the leading private media groups in China. SMIH currently holds investment interests in eleven (11) media related companies in Asia and its portfolio includes thirty-one (31) magazine titles, three (3) newspapers, ten (10) broadcasting television channels, three (3) websites and various equity stakes in internet, multimedia products, education and college, sports and racing, and music and entertainment. SMIH currently operates in fifteen (15) cities across nine (9) countries and regions.
     Prior to Sun Media, Dr. Wu was the Chief Operating Officer from June 1998 to February 1999 of ATV, one of the two free-to-air networks in Hong Kong. He drastically improved ATV’s performance ratings and financial standings. From 2001 to 2002, Dr. Wu was also the co-chairman of SINA Corporation, the world’s largest Chinese internet media company. Dr. Wu received his Diploma of Studies in French Civilization from the University of Savoie, France in 1987, and graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in 1990. He later received his Master of Arts in International Affairs from Washington University, Missouri in 1993, and in 2001, he received his Ph.D. from the International Politics Department of College of Law, Fudan University, Shanghai, China.
     Dr. Wu is a member of the international council of Museum of Television and Radio in New York and Los Angeles, and a member of both the International Council and the Foundation of The International Academy of Television Arts and Sciences USA, the organization that issues the annual International Emmy Award. In 2003, Dr. Wu was appointed as the Chairman of the iEMMYs Festival for a term of two years. Dr. Wu is also a trustee of the Board of Foreign Affairs University of China, the cradle of Chinese diplomats. In October 1998, Dr. Wu received the Super Media Star Award issued by Hong Kong — Macau Distinguished Person’s Society.
     Mr. John Zongyang Li, Co-Chief Executive Officer and Director. Mr. John Li is the Vice-Chairman and Chief Investment Officer of SMIH. Concurrently, he also serves as the Chairman and Chief Executive Officer of Auston International Group Limited, a listed company in Singapore.
     Prior to his current positions, Mr. Li served as Executive Director and Group Chief Financial Officer of Sun Business Network Ltd., a Singapore traded publishing company, from November 2004 to July 2005, and as Deputy Chairman and Acting Chairman of Leadership Publishing Group from February 2003 to March 2004. Mr. Li also served as the Executive Director and Executive Deputy Chief Executive Officer of Sun Media Group from June 2002 to December 2004. Prior to his service with Sun Media Group, Mr. Li spent ten years with Framlington Investment Management Company Ltd., a leading investment management company in London, where he served as a Senior Fund Manager and the Head of the Asia Pacific region. Mr. Li holds a Bachelor degree in Economics from

Peking University, and a Master of Business Administration degree from Middlesex University Business School in London. He is a founding member of the Society of Hong Kong Economy in Beijing.
     Mr Ricky Gee Hing Ang, Co-Chief Executive Officer. Mr Ricky Ang is currently the Executive Vice Chairman & Managing Director of Sun Business Network Limited (“SBN”), a company he founded in late 1994, and listed on the Singapore Stock Exchange in mid-1998. SNMI is in the process of a acquiring a minority stake in SBN as well as the digital distribution rights to a number of its key titles among other assets. Mr. Ang brings close to 30 years of experience in Asian media and publishing to SNMI. Before founding SBN, Mr. Ang was CEO of HB Media Holdings, a media company he helped established in early 1993. Before that, he was Senior Vice President at Times Publishing Limited. A graduate of London’s College of Printing, Mr Ang has been in the printing and publishing industry for more than three decades, and was for several years Chairman of the TDB-sponsored, Printing and Publishing Advisory Council.
     Ms. Kay Koplovitz, Vice-Chairman and Independent Director. Ms. Kay Koplovitz is the Founder of USA Networks, and was the first female network president in television history, serving as chairman and CEO from 1977 to 1998. Under her direction, USA became the largest provider of original basic cable programming. Ms. Koplovitz also launched the Sci-Fi Channel and USA Networks International, which operates channels in Latin America, Europe, and southern Africa. She is the former President of the National Academy of Television Arts & Sciences. She served as the Presidential appointee to chair the National Women’s Business Council from 1998 to 2001, created Springboard Enterprises, a national non-profit organization that matches venture capital and women entrepreneurs in high growth businesses. She also founded Angels4Equity, now called Boldcap Ventures LLC, in 2001, a fund comprised of high net worth women who invest in early stage companies. In 1998, she co-founded Koplovitz & Co., LLC, a New York-based media and investment advisory firm, with her husband, William C. Koplovitz, Jr., and currently serves as a principal. Ms. Koplovitz also currently serves on the board of Liz Claiborne, Inc. , Boldcap Ventures LLC and Instinet Group Incorporated.
     Mr. Chauncey Shey, Vice Chairman and Independent Director. Mr. Chauncey Shey is the president and CEO of Softbank China Holding, and the managing partner of Softbank China Venture Capital (SBCVC). He is a co-founder and Director of UTStarcom Inc. (NASDA: UTSI), and served as UTStarcom’s Executive Vice-President from 1995 to July, 1999. From 1991 to 1995, Mr. Shey was Executive Vice-President of StarCom Network Systems Inc., a telecom equipment provider; and Executive Vice President of StarCom Products Inc., a consulting business that develops software products and provides expertise in the fields of computers and telecommunications. From 1990 to 1991, Mr. Shey was a consultant to AT&T Bell Labs, and from 1986 to 1990, he was with DGMandS, a telecom software company. He holds a B.S. in Electrical Engineering from Shanghai Jiao Tong University and an M.S. in Computer Science from the State University of New York.
     Dr. Cheng Hong, President and Chief Operating Officer. Dr Cheng, is currently the CEO of Compass Multimedia, Ltd. a leading e-publishing and multimedia distribution company that is partially owned by SNMI. Dr. Cheng brings nearly20 years of experience in e-commerce and information management to the group. Before joining Compass, Dr. Cheng was the CEO of stockstar.com, the largest vertical financial portal in China, and Stateline, Ltd., one of China’s leading providers of b2b Customer Relationship Management software services. Dr. Cheng has a PhD in Information Management Sciences from Wuhan University.
     Dr. Herbert Kloiber, Director. Dr. Kloiber is the Chairman and majority shareholder of Tele-Munchen Gruppe (TMG). Prior to TMG, Dr. Kloiber worked in various capacities at Beta/ Taurus from 1970 – 1976. In 1974, he was named Managing Director of Unitel, the film and television production division. Dr. Kloiber is a member of the Supervisory Board of the Bavarian Film Funding Organization and the Advisory Board of Hypo Vereinsbank, Germany’s second largest bank. He is a member of the Board of Directors of Scandinavian RTL II and ATV.
     Mr. Yu Bing, Director. Mr. Yu is currently an Executive Vice President at Lenovo Computers and was recently named President of the Lenovo/Asia Info group. Mr. Yu joined Lenovo in 1990 and since 1996 was the principal executive in charge of developing the company’s channel sales distribution network. During his tenure, Lenovo grew into the largest PC maker and distributor in China and Asia, based in large part on the extensive network of sales distribution channels developed by Mr. Yu. In 2001, Mr. Yu was appointed to head the newly formed Lenovo IT Services Group. Under Mr. Yu’s guidance, the group grew rapidly to more than 1,000 employees in less than 2 years and earned a coveted position amongst the 5 most powerful IT Services Brands

     Mr. Frank Zhao, Co-Chief Financial Officer and Secretary. Mr Frank Zhao has more than 15 years corporate finance management and business development experience in the US, Hong Kong and China. Previously, Mr. Zhao served as VP of Finance and other senior finance positions with several NASDAQ listed companies in the US and China, and is responsible for all aspects of accounting and finance, including SEC compliance, corporate governance, M&A, and business strategy. Prior to that, Mr. Zhao worked with PricewaterhouseCoopers as a senior auditor. Mr Frank Zhao holds a Master of accounting and finance degree from the University of Hartford and Bachelor of economics degree from Beijing University, and he is a US certified public accountant.
     Ms. Hwee Ling Ng, Co-Chief Financial Officer. Since July 2004, Ms. Ng has served, and currently serves, as the Chief Financial Officer of Sun Business Network Ltd. (“SBN”), a Singapore traded publishing company in which SNMI will have an ownership interest. Ms. Ng previously served as SBN’s Group Financial Controller from September 2003 to July 2004, and as its Chief Accountant from June 2001 to September 2003. Ms. Ng also served as Finance Manager for ZingAsia Pte Ltd, a subsidiary of SBN, from October 1999 to May 2001. Prior to joining SBN, Ms. Ng served as an auditor at an international public accounting firm. Ms. Ng holds a Bachelor of Accountancy from Nanyang Technological University of Singapore and is a member of the Institute of Certified Public Accountants of Singapore.
     There are no family relationships among any of our officers and directors.

EXECUTIVE COMPENSATION
Summary of Compensation of Executive Officers
     The Company’s first fiscal year operated from inception on June 6, 2005 through September 30, 2005. During this period, no executive officer of the Company received compensation in excess of $100,000. During this period, no cash compensation was paid to any executive officers.
     No options were exercised by executive officers during the fiscal year.
     As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer’s employment with our company, from a change in control of our company or a change in such officer’s responsibilities following a change in control.
Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

Aggregated Options/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
Number of Securities
			Underlying Unexercised	Value of Unexercised In-
			Options/SARs at FY-End	The Money Options/SARs
	Shares Acquired on	Value Realized	(#)	at FY-End ($)
Name	Exercise(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Toby Chu	___	___	100,000	$380,000

Note:

(1)	The closing bid price on September 30, 2005 was $3.80.
Compensation of Directors
     No compensation was paid to any of our directors for their services as a director during the fiscal year ended September 30, 2005. We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors except for the granting of incentive stock options from time to time. During fiscal 2006 we anticipate adopting standard compensation arrangements for our non-executive directors. In addition, the board of directors may award special remuneration to any director who undertakes any special services on behalf of the company other than services ordinarily required of a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     Equity Compensation Plan. The following table provides information as of September 30, 2005, concerning shares of our common stock authorized for issuance under our existing equity compensation plans.

Number of
securities
	Number of securities	Weighted average	remaining available
	to be issued upon	exercise price of	for future issuance
	exercise of	outstanding	(excluding
	outstanding options,	options, warrants	securities reflected
Plan Category	warrants and rights	and rights	in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	488,500	$0.765	—
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total:	488,500	$0.765	—
Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth, as of February 28, 2006, certain information with respect to the beneficial ownership of our common stock by each shareholder known by us to be the beneficial owner of more than five percent (5%) of our common stock, and by each of our current directors and executive officers.
     Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.
     Unless otherwise indicated, the address for each Beneficial Owner shall be No 387, Yongjia Road, Shanghai 200031, PRC.

	Amount and Nature of	Percentage
Name and Address of Beneficial Owner	Beneficial Ownership(1)	of Class(1)
Bruno Wu (2)	43,734,869	54.8%
John Zongyang Li (3)	33,734,869	42.3%
Ricky Gee Hing Ang	1,000	0.001%
Chauncey Shey	—	—
Kay Koplovitz	—	—
Cheng Hong	—	—
Herbert Kloiber (4)	1,000,000	1.3%
Bing Yu	—	—
Frank Zhao	1,000	0.001%
Hwee Ling Ng	1,000	0.001%
Sun Media Investment Holdings Limited (“SMIH”) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	33,733,869	42.3%
Sun Culture Foundation Limited Room 3503,35/F.,Two International Finance Centre, 8 Finance Street, Central, Hong Kong	10,000,000	12.5%
Tele-Munchen Fernseh-Gmbh & CO Produktionsgesellschaft, Kaufingerstr.24 Germany	1,000,000	1.3%
Directors and Executive Officers as a Group(5)	44,738,869	56.0%

Notes:

(1)	Based on 79,825,531 shares of common stock issued and outstanding as of February 28, 2006. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, if any, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Includes 33,733,869 shares held by SMIH, 10,000,000 shares held by Sun Culture Foundation and 1,000 shares held by Ms Yang Lan. Our Chairman, Dr Bruno Wu, is also the Chairman and Director of SMIH and a member of the Sun Culture Foundation.

(3)	Includes 33,733,869 shares held by SMIH. Our Co-Chief Executive Office, John Zongyang Li, is also a Director and shareholder of SMIH.

(4)	Includes 1,000,000 shares held by Tele-Munchen Fernseh-Gmbh & Co. Our Director, Dr Herbert Kloiber, is also the Chairman and majority shareholder of Tele-Munchen Fernseh-Gmbh & Co.

(5)	Includes 33,733,869 shares held by SMIH, 10,000,000 shares held by Sun Culture Foundation, 1,000,000 shares held by Tele-Munchen Fernseh-Gmbh & Co and 1,000 shares held by each of Ms Yang Lan and John Zongyang.
Compensation Committee Interlocks and Insider Participation
     No member of our board of directors and none of our executive officers have a relationship that would constitute an interlocking relationship with the executive officers and directors of another entity.
Indemnification of Directors and Officers
     Our articles of incorporation include a provision that eliminates the personal liability of our directors, to the fullest extent permitted by Minnesota law, for monetary damages for breach of a fiduciary duty as a director except for liability:
•	for any breach of the director’s duty of loyalty to SNMI or its shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Minnesota Statutes Section 302A.559 regarding improper dividends and stock repurchases; and

•	for any transaction from which the director derived an improper personal benefit.
     Our bylaws provide that it must indemnify directors to the fullest extent permitted by Minnesota law.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Other than disclosed below or under the caption entitled “Compensation of Directors,” during the last two years, we were not involved in any transaction in which a director, director nominee, officer or shareholder of the Company, or any family member of any such persons, had a direct or indirect material interest where the amount involved exceeded $60,000.
     In October 2005, we issued 50,000,000 million shares of our common stock to SMIH in consideration for the outstanding shares of SNMG (the “SNMG Transaction”). Messrs. Bruno Wu and John Zongyang Li are all directors and officers of Sun Media Investment Holdings Limited (“SMIH”) and were appointed directors and officers of the Company on close of the SNMG Transaction pursuant to the terms of that agreement.
     In conjunction with the SNMG Transaction, CAG sold to SMIH 500,000 shares of our common stock (pre stock split) for an aggregate purchase price of $450,000. In addition, CAG entered into a management agreement with us on close of the SNMG Transaction and we issued 250,000 shares of our common stock to CAG as compensation for its performance under this management agreement.
     Our majority shareholder, SMIH owns approximately 11.1% of Sun Business Network Ltd. (“SBN”), and our Chairman, Mr. Wu, is also the Executive Chairman and Director of SBN.
     On November 21, 2005, we entered into two agreements with SBN. Pursuant to the first agreement, we will we would issue up to 1,156,303 shares of our common stock in exchange for a group of property holdings in Beijing and 53,000,000 common shares of Asia Premium Television Group, Inc. We will issue 13,800,000 shares of our common stock, 50% to be issued upon closing and the remaining 50% within 30 days of receipt of the audited accounts of the on-line publishing business purchased from SBN. SNMI also entered into a Shares Swap Agreement with SBN. Under the terms of the Shares Swap Agreement, SBN will issue 150,000,000 SBN shares in exchange for 5,042,017 shares of our common stock.
     On December 6, 2005, we entered into an agreement with SMIH which provides that we will issue 2,008,929 shares of our common stock in exchange for 75,000,000 ordinary shares of SBN. As a result of the transaction, we will acquire approximately 10.15% of the outstanding ordinary shares of SBN. The closing of the transaction subject to certain closing conditions and is expected to close during the first quarter of 2006.
     On February 15th, 2006, we acquired Sun New Media Holdings Ltd. (“SMH”) from SMIH . We paid US$1.00 to SMIH in exchange for 100% of the outstanding shares of SMH. SMH has a 51% stake in Compass Multi-media Ltd, a 85% stake in Sun 365 Multi-media Holding Limited and a 30% stake in Global Woman Multimedia Co Limited.

SELLING SHAREHOLDERS
     A total of 66,530,392 shares of our common stock are being registered in this offering for the account of the selling shareholders. The selling shareholders are listed in the table below. Throughout this prospectus, we may refer to the selling shareholders and their transferees, pledgees, donees or other successors in interest who receive shares in non-sale transactions, as the “selling shareholders.” The following table provides information regarding the selling shareholders, the number of shares of common stock beneficially owned by the selling shareholders and the number of shares of common stock they are offering. This information has been obtained from the selling shareholders. Except as otherwise indicated, we believe the selling shareholders have sole voting and investment power with respect to all shares of common stock they beneficially own.

	Shares of				Shares of	Shares of Common
	Common Stock				Common	Stock Beneficially
	Beneficially				Stock	Owned Following
Beneficial Owner	Owned Prior to Offering				Offered(1)	Offering(2)
	Number		Percent (3)			Number	Percent(3)
Sun Media Investment Holdings Ltd.(4)	33,483,869		41.9%		33,483,869	0	*
Barron Partners LP	16,530,392	(5)	17.2	(6)	11,500,000	0	*
Sun Culture Foundation (7)	10,000,000		12.5		10,000,000	0	*
Rodeo Asia Ltd.	4,000,000		5.01		4,000,000	0	*
Tidetime Sun (Group) Limited	1,849,131		2.3		1,849,131	0	*
Tele-Munchen Fernseh-Gmbh & Co, Produktionsgesellschaft (8)	667,000		*		667,000	0	*
TOTAL	66,530,392		—		66,530,392	—	—

*	Less than 1%.

(1)	This prospectus shall also cover any additional shares of our common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(2)	Assumes all shares offered hereby are sold by the selling shareholders and that the selling shareholders do not acquire any additional shares of common stock.

(3)	Calculated on the basis of 79,825,531 shares of common stock, which is the number of shares of our common stock outstanding as of February 28, 2006. Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after February 28, 2006.

(4)	Sun Media Investment Holdings Ltd. (“SMIH”) is our majority shareholder. The chairman of our board of directors, Dr. Bruno Wu, is the co-founder and chairman of the board of directors of SMIH and its controlling shareholder, and our co-Chief Executive Officer, John Zongyang Li, is an officer, director and shareholder of SMIH. See also the sections in this prospectus entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “Certain Relationships And Related Transactions.”

(5)	Includes (i) 100,000 shares of our common stock issued pursuant to stock purchase agreements, (ii) 15,000,000 shares of our common stock issuable upon exercise of warrants to purchase our common stock and (iii) 1,430,392 shares of our common stock issuable upon conversion of notes convertible into our common stock.

(6)	The terms and conditions of the notes convertible into an aggregate of 1,430,392 shares of common stock and the terms and conditions of the warrants convertible into an aggregate of 15,000,000 shares of common stock prohibit conversion or exercise, respectively, if such conversion or exercise would cause the holder’s beneficial ownership to exceed 4.9% of our outstanding common stock.

(7)	Sun Culture Foundation is significant shareholder. Dr. Wu is a member of the Sun Culture Foundation. See also the sections in this prospectus entitled “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.” See also the sections in this prospectus entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “Certain Relationships and Related Transactions.”

(8)	Mr. Herbert Kloiber, a member of our board of directors, is the Chairman and majority shareholder of Tele-Munchen Fernseh-Gmbh & Co, Produktionsgesellschaft. See also the section in this prospectus entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

DESCRIPTION OF CAPITAL STOCK
     SNMI’s authorized capital stock consists of 750,000,000 shares of common stock, $0.01 par value per share, and 250,000,000 shares of preferred stock, $0.01 par value per share.
Common Stock
     As of February 28, 2006, there were approximately 79,825,531 shares of SNMI common stock outstanding.
     The holders of SNMI common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of SNMI common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of SNMI common stock are fully paid and non-assessable.
Preferred Stock
     Up to 250,000,000 shares of SNMI preferred stock are authorized for issuance. SNMI’s board of directors has the authority, without further action by the shareholders, to issue the undesignated preferred stock in one or more series and to fix the designations, powers, preferences, rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights and terms of redemption, any or all of which may be greater than the rights of the common stock.
Provisions with Potential Anti-Takeover Effect
Minnesota Law
     We are subject to the provisions of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny our shareholders the receipt of a premium on their capital stock. In general, section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A “control share acquisition” is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions. An “interested shareholder” is a person who is the beneficial owner of 10% or more of the corporation’s voting stock. Reference is made to the detailed terms of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.
Transfer Agent and Registrar
     The transfer agent and registrar for the common stock is Fidelity Transfer Company.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling shareholders. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:
•	directly by the selling shareholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the common stock.
     The selling shareholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.
     The common stock may be sold in one or more transactions at:
•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
     These sales may be effected:
•	in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in crosses or block transactions;

•	in private transactions;

•	through options;

•	by pledge to secure debts and other obligations; or

•	by a combination of any of the foregoing transactions.
     The selling shareholders may use any one or more of the following methods, without limitation, when selling or disposing its shares of common stock:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•	privately negotiated transactions;

•	transactions to cover short sales;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any of the foregoing methods; or

•	any other legally available means.
     In connection with the sale of our common stock, selling shareholders or their successors in interest may enter into derivative or hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; or sell short or deliver shares to close out positions. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus.
     In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling shareholders may transfer the shares to a transferee, pledgee, donee or successor. If they default in the performance of their secured obligations, the transferee, pledgee, donee or successor may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if required, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.
     At the time a particular offering of our common stock is made, if required, a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth, with respect to the particular offering, the aggregate amount of common stock being offered, the offering price and the other material terms of the offering, the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth in this prospectus and other facts material to the transaction not previously disclosed. Each broker-dealer that receives the common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.
     The selling shareholders and any other persons participating in such distribution will be subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

     We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:
•	such time as all of the shares held by the selling shareholders have been sold by the selling shareholders; and

•	such time as the selling shareholders may sell all of the shares held by the selling shareholders without registration pursuant to Rule 144 under the Securities Act; and

•	such time as the shares can be sold free of restriction.
     We have agreed to pay the entire expenses incidental to the registration of the common stock covered by the prospectus, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling shareholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.
     We have agreed to indemnify the selling shareholders against certain civil liabilities in accordance with terms and conditions of agreements with the selling shareholders executed in connection with the private placement. Those agreements also provide that we may be indemnified by the selling shareholders against certain civil liabilities that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus.

LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.
EXPERTS
     The financial statements as of September 30, 2005 and for the period ended September 30, 2005 included in this prospectus have been audited by Moores Rowland Mazars, Certified Public Accountants, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission (the “SEC”). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
     We are also subject to the information and periodic reporting requirements of the Exchange Act. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room.

CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and September 30, 2005

		(Unaudited)	(Audited)
		December	September
		31,2005	30, 2005
	NOTE	US$	US$
ASSETS
Current Assets
Cash and bank balances		1,128,975	201,957
Accounts receivable		57,437	6,277
Other debtor, prepayments and deposits	5	379,163	24,859
Amounts due from related parties		2,802	—
Amounts due from stockholder	6	56,748	53,097
Amounts due from parent company		—	97,349

Total current assets		1,625,125	383,539

Plant and equipment		7,290	5,554
Clearing broker deposit		36,980	36,980

Total Assets		1,669,395	426,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		93,981	71,204
Other payables and accruals		414,828	38,526
Amounts due to parent company	6	163,770	—
Amounts due to related parties		1,500	—
Convertible note	7	918,000	—

Total current liabilities		1,592,079	109,730

Commitments and Contingencies	8

STOCKHOLDERS’ EQUITY
Common stock; authorized 750,000,000 shares, US$0.01 par value
Preference stock, authorized 250,000,000 shares, US$0.01 par value
64,536,870/ 9,259,370 shares of common stock issued and outstanding, US$0.01 par value		645,369	92,594
50,000/ 55,250,000 shares of common stock reserved to be issued, US$0.01 par value	3	500	552,500
Additional paid in capital		127,675	5,250
Deficit		(696,228)	(334,001)

Total stockholders’ equity		77,316	316,343

Total liabilities and stockholder’s equity		1,669,395	426,073

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the three months December 31, 2005

		Three months
		ended December
		31, 2005
	NOTE	US$
REVENUES		182,114

Cost of revenues		91,785

Gross Profit		90,329

Other income		7,180

OPERATING EXPENSES
General and administrative		75,753
Management fees and salaries		188,344
Professional fees		195,639

Total operating expenses		459,736

Operating loss before income taxes		(362,227)
Income tax expenses	4	—

Net loss		(362,227)

Loss per share:

Weighted average number of shares outstanding
Basic and diluted		64,518,537

Net loss per share of common stock
Basic and diluted		(0.01)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
For the three months ended December 31, 2005

Three Months
ended December
31, 20005
US$
Cash flows from operating activities
Net loss for the period	(362,227)
Adjustments to reconcile net loss to net cash used in operating activities;
Depreciation	29
Changes in assets and liabilities:
Accounts receivable	(51,160)
Other debtor, deposits and prepayments	(354,304)
Amounts due from related parties	(2,802)
Accounts payable	22,777
Other payables and accruals	376,302
Amounts due to related parties	1,500

Net cash used in operating activities	(369,885)

Cash flows from investing activities
Purchase of fixed assets	(1,765)

Net cash used in investing activities	(1,765)

Cash flows from financing activities
Issuance of common stock	123,200
Proceeds from convertible note	918,000
Amounts due from stockholders	257,468

Net cash provided by financing activities	1,298,668

Net increase in cash and cash equivalents	927,018

Cash and cash equivalents, beginning of the period	201,957

Cash and cash equivalents, end of the period	1,128,975

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended December 31, 2005
1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Sun New Media Inc (formerly known as SE Global Equity Corp, “SE Global”), a Minnesota corporation, and each of its subsidiaries are collectively referred to herein as the “Company” or “SNMI”.

As of September 30, 2005, SNMI’s subsidiaries are Sun New Media Group Limited (“SNMG”), Global-American Investments Inc (“GAI”), SE Global Equity Inc and SE Global Capital Inc.

During the quarter, the Company incorporated a new subsidiary, Sun Global Marketing Network Ltd (“SGMN”) in the Cayman Islands.

SNMI offers a software platform that provides electronic low cost order routing of U.S. securities through its wholly owned subsidiary, GAI — a licensed U.S. securities broker-dealer to investors. All order routing and support services are provided by the individual alliance broker in compliance with local regulatory requirements. GAI is a U.S. licensed securities broker-dealer and provides a wide range of brokerage services in the United States.

SNMG has had no operations since its date of incorporation on June 6, 2005. SNMG plans to engage in the provision of managerial and marketing services for the distribution and promotion of television programs and electronic publishing materials and websites.

SGMN has had no operations since its date of incorporation on December 5, 2005. SGMN plans to engage in the provision of sales and marketing services for the digital publishing of various magazine titles.

SE Global Equities Inc and SE Global Capital Inc are currently dormant.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q of Regulation S-B. They do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments have been made. Operating results for the three months ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ending March 31, 2006.

These financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 10-KSB for the period ended September 30, 2005.

2.	BASIS OF CONSOLIDATION AND PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements of SNMI include the accounts of SNMI and its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated in the consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

A summary of the Company’s significant accounting policies follows:
(a)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses for the periods that the financial statements are prepared. Actual amounts could differ from these estimates.

(b)	Financial instruments

Convertible note

The proceeds from the issue of convertible note is allocated entirely to liability except when the fair value of the common stock into which the conversion note can be converted exceeds the proceeds (a beneficial conversion feature), a portion of the proceeds equal to that excess is allocated to additional paid-in capital.

As of the date of issuance during the quarter, the fair value of the common stock into which the convertible note can be converted into does not exceed the proceeds. Accordingly, the whole proceeds are recorded as liability.

Other financial instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable and payable. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of the instruments.

(c)	Plant and equipment

Plant and equipment are stated at cost, net of depreciation. Depreciation is computed primarily on the straight-line method for financial reporting purposes over the following estimated useful lives:

Years

Furniture, fixtures and equipment	5
(d)	Revenue recognition

Brokerage fees and commissions derived from securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

(e)	Loss per share

Basic loss per share includes no dilution and is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted net loss per share reflects the potential dilution of securities that could share in the loss of the Company. The accompanying presentation is only at basic loss per share as the potential dilutive factors are anti-dilutive to basic loss per share.

(f)	Foreign currency transactions

The Company considers U.S. Dollars as its functional currency as a substantial portion of the business activities are based in U.S. Dollars. Some of the subsidiaries are operating in Hong Kong Dollars.

The Company has chosen the United States dollar as its reporting currency.

Transactions in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the applicable rates of exchange in effect at the balance sheet date. Exchange gains and losses are recorded in the consolidated statements of operations.

For translation of financial statements into the reporting currency, assets and liabilities are translated at the exchange rate at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated at the weighted average rates of exchange prevailing during the period.

Translation adjustments resulting from this process are recorded in accumulated other comprehensive income (loss) within stockholders’ equity. No other comprehensive income for foreign currency translation was recorded for the three months ended December 31, 2005 because the Hong Kong dollar was pegged at a constant rate to the United States dollar at all times during the period.

(g)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize the future benefit, or if the future deductibility is uncertain.

(h)	Share-based compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment”, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective for the Company for its first annual or interim period ended on or after December 15, 2005. The Company has adopted SFAS 123R for the quarter ended December 31, 2005. The adoption of SFAS 123R did not have a material impact on the Company’s financial position or results of operations.

(i)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(j)	Deferred expenses

Payments made for future expenses were amortized over the life of service received.
3.	COMMON STOCK
(a)	2001 Stock Option Plan

Effective October 10, 2001 SE Global awarded a total of 2,150,000 non-qualified options at a price of $1.14 post-stock split ($0.57 pre stock split) under the 2001 Plan to certain employees, officers, directors and consultants of SE Global and certain of its subsidiaries of which 123,500 (post stock split) were outstanding as at December 31, 2005.

(b)	2004 Stock Option Plan

Effective January 22, 2004, SE Global adopted the 2004 Stock Option Plan (the “2004 Plan”) allowing for the awarding of options to acquire shares of SE Global. Effective February 2, 2004 SE Global filed a Form S-8 registering a total of 3,000,000 shares of SE Global’s common stock in connection with SE Global’s 2004 Plan.

On January 26, 2004 a total of 200,000 non-qualified stock options were granted to consultants at an exercise price of $0.66 post stock split ($0.33 pre stock split) per share of which 100,000 are outstanding as at December 31, 2005, exercisable for a term of five years and a total of 250,000 non-qualified stock options were granted to employees, officers and directors at a price of $0.66, post stock split ($0.33 pre stock split) per share, exercisable for a term of five years of which 125,000 are outstanding as at December 31, 2005.
4.	INCOME TAX

The Company and its subsidiaries have combined tax losses carried forward, which may be available to reduce future years’ taxable income that result in deferred tax asset. Management believes that the realization of the benefits from these deferred tax assets appears uncertain due to the Company’s limited operating history. Accordingly a full deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded

5.	PREPAYMENTS AND DEPOSITS

Prepayments and deposits are summarized as follow:

		As of	As of
		December	September
	Notes	31, 2005	30, 2005
		US$	US$
Deferred expenses	(i)	2,406	2,750
Other debtor		21,200	—
Prepaid insurance premiums		182,260	—
Rental deposits		12,945	12,945
Other deposits	(ii)	127,311	—
Prepaid administrative expenses		31,761	9,164

		377,883	24,859

(i)	The amount represents a prepayment for management fees under a management agreement between SNMI and Capital Alliance Group Inc. (“CAG”) which lasts for two years effective September 18, 2005.

(ii)	The amount represents a prepayment for the purchase of fixed assets.

6.	AMOUNTS DUE FROM/ (TO) STOCKHOLDERS

The amounts are non-trade, interest free and with no fixed terms of repayment.

7.	CONVERTIBLE NOTE

On December 31, 2005, the Company entered into a Note Purchase Agreement (the “Agreement”) with Barron Partners LLP (“Barron”) whereby Barron purchased a convertible note of $918,000 (the “Note”) from the Company. The Note with the maturity date on December 31, 2008 bore interest at a rate of 22% per annum payable in kind and could be converted to 450,000 shares of common stock at a conversion price of $2.04. Pursuant to the Agreement, adjustments may be made to the conversion price subject to certain terms and conditions.

The convertible note is classified as liability as it has no embedded conversion feature.

8.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

The Company leases office premises for its subsidiary GAI, under operating leases. Rental expenses under operating lease for the quarter ended December 31, 2005 was $10,317.

Future minimum rental payments under non-cancellable operating leases are approximately as follows:

As of
December
31, 2005
US$
Within one year	31,196
Within 2 to 5 years	21,208

52,404

(b)	Contingencies

GAI is undergoing a review by the National Association of Security Dealers (NASD) for compliance with NASD Rules applicable to Order Audit Trail System (OATS). While a final determination has yet to be made, it is possible that GAI could be subject to disciplinary action which may entail a penalty.

The directors of GAI are of the opinion that the company is not at fault as there are mitigating circumstances. The directors of GAI believe that the company can successfully get waived any settlement fine but they cannot state categorically that this will be the case. The past pattern of the NASD in an OATS violation was a fine of approximately $10,000.
9.	SUBSEQUENT EVENTS

On January 27, 2006, the Company completed the acquisition of a 100% controlling interest in China Focus Channel Development Ltd (“FCD”). FCD has a variable interest entity, Suizhou China Focus Channel Development Limited. SFC is a variable interest entity owned by FCD. FCD does not have any ownership interest in SFC. FCD is incorporated in Hong Kong and is considered a foreign entity under the PRC laws. Under various contractual agreements, SFC’s stockholders are required to transfer their ownership in SFC to FCD or to designees of FCD at any time for the amount of loans outstanding. All voting rights of SFC are assigned to FCD and FCD has the right to appoint all directors and senior management personnel of SFC. FCD has also entered into an exclusive consulting service agreement with SFC under which FCD provides consulting and other services to SFC in exchange for all net income of SFC. In addition, SFC’s stockholders have pledged their shares in SFC as collateral for the non-payment of loans due to FCD. In view of the above, SFC is considered as FCD’s variable interest entity.

On February 13, 2006, SNMI entered into an agreement to acquire a 100% equity interest in China Sport TV Productions Ltd (“CSTV”). Under the terms of the agreement, SNMI is to issue 460,526 shares of common stock for 100% of the issued and outstanding shares of CSTV.

On February 14, 2006, SNMI entered into an agreement to acquire a 100% equity interest in Lifestyle Magazines Publishing Pte Ltd (“Lifestyle”). Lifestyle is mainly engaged in the publishing of lifestyle and special interest magazines. Under the terms of the agreement, SNMI is to issue 978,406 shares of common stock for 100% of the issued and outstanding shares of Lifestyle.

On February 15, 2006, the Company completed the acquisition of a 100% controlling interest in Sun New Media Holdings Limited (“SNMH”), according to the terms originally announced on November 29, 2005. Through SNMH, the Company now has an 85% stake in Sun 365 Multimedia Holdings Ltd, a Beijing based television and multimedia production-company; a 51% stake in Compass Multimedia (HK) Ltd, the creator and distributor of the Gogosun e-publishing platform and China’s first digital TV Guide; and a 30% stake in Global Woman Multimedia Co. Ltd, a TV and new media company with various online and offline media assets.

On February 17, 2006, the Company changed its financial year from September 30 to March 31.

Sun New Media, Inc.
COMMON STOCK
PROSPECTUS
                                        , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. Indemnification of Directors and Officers.
     Section 302A.521 of the Minnesota Statutes provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if the person (i) has not been indemnified by another organization or entity, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful and (iv) in the case of acts or omissions occurring in such person’s official capacity (as defined in the statute) the person acted in a manner such person reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation.
     SNMI’s articles of incorporation includes a provision that eliminates the personal liability of its directors, to the fullest extent permitted by Minnesota law, for monetary damages for breach of a fiduciary duty as a director except for liability:
•	for any breach of the director’s duty of loyalty to SNMI or its shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Minnesota Statutes Section 302A.559 regarding improper dividends and stock repurchases; and

•	for any transaction from which the director derived an improper personal benefit.
     SNMI’s bylaws provide that it must indemnify directors to the fullest extent permitted by Minnesota law.
     The indemnification provisions contained in SNMI’s articles of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, and vote of shareholders or disinterested directors or otherwise.
Item 25. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by this registration statement, other than underwriting discounts and commissions. All of the expenses will be borne by the registrant. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$28,191
Fees and expenses of accountants	1,200
Fees and expenses of legal counsel	20,000
Printing expenses	5,000
Miscellaneous expenses	5,609

Total	$60,000

Item 26. Recent Sales of Unregistered Securities.
     On September 18, 2005, we issued 55,000,000 shares of our common stock pursuant to a share purchase agreement entered in with Sun Media and three other related agreements. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On December 31, 2005, we issued 50,000 shares of common stock, a $918,000 note convertible into common stock at a price of $2.04 per share and warrants for the purchase of an aggregate of 11 million shares of Common Stock at exercise prices ranging from $2.04 to $4.80 per share with a weighted average price of approximately $3.71 per share. These issuances were exempt from the registration requirements of the Securities Act as an offer made to an accredited investor pursuant to Regulation D and Section 4(2) of the Act.
     For the quarter ended December 31, 2005, the Company issued 27,500 shares of common stock pursuant to the exercise of options by the option holder.
     On January 27, 2006, we issued 14,900,000 shares of our common stock in connection with the acquisition of 100% of the outstanding shares of China Focus Channel Development (HK) Ltd. In connection with this acquisition, we may also issue up to an aggregate of 6,000,000 shares based upon the achievement of the milestones described in Item 2.01 above. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States. In addition, upon the closing of the transaction we became obligated to issue an aggregate of 2,000,000 shares of our common stock in payment of a finder’s fee that became payable upon the consummation of the transaction.
     On February 22, 2006, we issued 74,100 shares of our common stock in connection with bonus payments to employees and service providers for past services rendered. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On February 28, 2006, we issued 196,000 shares of our common stock at a price of $2.30 per share and warrants for the purchase of 196,000 shares of our common stock at an exercise price of $4.90 per share. The issuance of the shares was exempt from registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act as an offer and sale made outside of the United States.
     On March 6, 2006, we issued 50,000 shares of our common stock, a $1,898,000 note convertible into our common stock at a price of $2.04 per share and a warrant for the purchase of four million shares at an exercise price of $2.10 per share. These issuances were exempt from registration requirements of the Securities Act as an offer made to an accredited investor pursuant to Regulation D and Section 4(2) of the Act.

Item 27. Exhibits

Exhibit
Number	Exhibit Title
2.1	Share Purchase Agreement dated July 21, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire Sun New Media Group Limited (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

2.2	Share Purchase Agreement dated November 21, 2005 by and between the Registrant and Sun Business Network Ltd. to acquire a group of property holdings in Beijing and shares of Asia Premium Television Group, Inc. (incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.3	Share Swap Agreement by and between the Registrant and Sun Business Network Ltd. dated November 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.4	Sale and Purchase Agreement by and between the Registrant, Yang Qi, Mao Quan Yi and Wu Bing Wei dated November 22, 2005 to acquire China Focus Channel Development (HK) Limited (incorporated by reference from our Current Report on Form 8-K filed on November 25, 2005)

2.5	Sale and Purchase Agreement by and between the Registrant and Sun Media Investment Holdings Ltd. dated November 29, 2005 to acquire Sun New Media Holdings Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 1, 2005)

2.6	Sale and Purchase Agreement by and between the Registrant, Yan Hui, Lin Min and Luan Kezhou dated December 6, 2005 to acquire Telefaith Holdings Limited (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.7	Sale and Purchase Agreement dated December 6, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire shares of Sun Business Network Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.8	Share Purchase Agreement dated January 4, 2006 to acquire Magzone Asia Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

2.9	Sale and Purchase Agreement dated February 13, 2006 by and between the Registrant and China Entertainment Sports Limited to acquire China Sport TV Productions Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

2.10	Sale and Purchase Agreement dated February 14, 2006 by and between the Registrant and United Home Limited to acquire Lifestyle Magazines Publishing Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

3.1	Articles of Incorporation as Amended (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

3.2	Certificate of Amendment to Articles of Incorporation, dated April 11, 2001 (incorporated by reference from our Form 10-KSB, filed April 1, 2002)

3.3	Certificate of Amendment to Articles of Incorporation, dated September 15, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

3.4	Bylaws (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

Exhibit
Number	Exhibit Title
4.1	Pooling Agreement by and between dated September 18, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

4.2	Supplementary Pooling Agreement dated December 23, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed December 27, 2005)

5.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1	Finders Fee Agreement by and between the Registrant and Yu Hiyang and Beckford Finance SA dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.2	Stock Purchase Agreement by and between Capital Alliance and Registrant dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.3	Management Agreement by and between the Registrant and Capital Alliance dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

10.4	Share Holding Agreement by between Capital Alliance, SE Global and Sun Media Investment Holdings Ltd. dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

10.5	Stock Purchase Agreement dated December 31, 2005 by and between Registrant and Barron Partners LP (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

10.6	Stock Purchase Agreement dated March 6, 2006 by and between Registrant and Barron Partners LP (incorporated by reference from our Current Report on Form 8-K filed on March 9, 2006)

14.1	Code of Ethics (incorporated by reference from our Annual Report on Form 10-KSB filed on January 13, 2006)

21	Subsidiaries of Sun New Media, Inc. (incorporated by reference from our Annual Report on Form 10-KSB filed on January 13, 2006)

23.1	Consent of Moores Rowland Mazars

23.2	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-7 of this Registration Statement)

*	To be filed by amendment.

Item 28. Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) Include any material information with respect to the plan of distribution.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be an initial bona fide offering.
     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act bf 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          (iii) The portion of any other free writing prospectus relating to the offering containing material. information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          (iv) Any other communication that is an offer in the offering made by the undersigned registrant in the purchaser.
     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Diamond Bar and State of California, on the 10th day of March, 2006.

SUN NEW MEDIA, INC.
By:	/s/ John Zongyang Li
John Zongyang Li
Co-Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Zongyang Li and Hwee Ling Ng, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form SB-2, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on March 10, 2006.

Signature	Title

/s/ John Zongyang Li John Zongyang Li	Co-Chief Executive Officer and Director (Principal Executive Officer)

/s/ Ricky Gee Hing Ang Ricky Gee Hing Ang	Co-Chief Executive Officer

/s/ Frank Zhao Frank Zhao	Co-Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Hwee Ling Ng Hwee Ling Ng	Co-Chief Financial Officer

Bruno Wu	Chairman of the Board, Director

/s/ Kay Koplovitz Kay Koplovitz	Vice-Chairman and Director

/s/ Chauncey Shey Chauncey Shey	Vice-Chairman and Director

/s/ Herbert Kloiber Herbert Kloiber	Director

Bing Yu	Director

EXHIBIT INDEX

Number	Exhibit Title
2.1	Share Purchase Agreement dated July 21, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire Sun New Media Group Limited (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

2.2	Share Purchase Agreement dated November 21, 2005 by and between the Registrant and Sun Business Network Ltd. to acquire a group of property holdings in Beijing and shares of Asia Premium Television Group, Inc. (incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.3	Share Swap Agreement by and between the Registrant and Sun Business Network Ltd. dated November 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on November 23, 2005)

2.4	Sale and Purchase Agreement by and between the Registrant, Yang Qi, mao Quan Yi and Wu Bing Wei dated November 22, 2005 to acquire China Focus Channel Development (HK) Limited (incorporated by reference from our Current Report on Form 8-K filed on November 25, 2005)

2.5	Sale and Purchase Agreement by and between the Registrant and Sun Media Investment Holdings Ltd. dated November 29, 2005 to acquire Sun New Media Holdings Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 1, 2005)

2.6	Sale and Purchase Agreement by and between the Registrant, Yan Hui, Lin Min and Luan Kezhou dated December 6, 2005 to acquire Telefaith Holdings Limited (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.7	Sale and Purchase Agreement dated December 6, 2005 by and between the Registrant and Sun Media Investment Holdings Limited to acquire shares of Sun Business Network Ltd. (incorporated by reference from our Current Report on Form 8-K filed on December 8, 2005)

2.8	Share Purchase Agreement dated January 4, 2006 to acquire Magzone Asia Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

2.9	Sale and Purchase Agreement dated February 13, 2006 by and between the Registrant and China Entertainment Sports Limited to acquire China Sport TV Productions Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

2.10	Sale and Purchase Agreement dated February 14, 2006 by and between the Registrant and United Home Limited to acquire Lifestyle Magazines Publishing Pte Ltd (incorporated by reference from our Current Report on Form 8-K filed on February 17, 2006)

3.1	Articles of Incorporation as Amended (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

3.2	Certificate of Amendment to Articles of Incorporation, dated April 11, 2001 (incorporated by reference from our Form 10-KSB, filed April 1, 2002)

3.3	Certificate of Amendment to Articles of Incorporation, dated September 15, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

3.4	Bylaws (incorporated by reference from our Form 10-SB Registration Statement, filed June 14, 1999)

Number	Exhibit Title
4.1	Pooling Agreement by and between dated September 18, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

4.2	Supplementary Pooling Agreement dated December 23, 2005 among the Registrant, Fidelity Transfer Company, as Trustee, Sun Media Investment Holdings Ltd. And Capital Alliance Group Inc. (incorporated by reference from our Current Report on Form 8-K filed December 27, 2005)

5.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1	Finders Fee Agreement by and between the Registrant and Yu Hiyang and Beckford Finance SA dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.2	Stock Purchase Agreement by and between Capital Alliance and Registrant dated July 21, 2005 (incorporated by reference from our Current Report on Form 8-K filed on July 22, 2005)

10.3	Management Agreement by and between the Registrant and Capital Alliance dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

10.4	Share Holding Agreement by between Capital Alliance, SE Global and Sun Media Investment Holdings Ltd. dated September 18, 2005 (incorporated by reference from our Current Report on Form 8-K filed on September 22, 2005)

10.5	Stock Purchase Agreement dated December 31, 2005 by and between the Registrant and Barron Partners LP (incorporated by reference from our Current Report on Form 8-K filed on January 6, 2006)

10.6	Stock Purchase Agreement dated March 6, 2006 by and between Registrant and Barron Partners LP (incorporated by reference from our Current Report on Form 8-K filed on March 9, 2006)

14.1	Code of Ethics (incorporated by reference from our Annual Report on 10-KSB filed on January 13, 2006)

21	Subsidiaries of Sun New Media, Inc. (incorporated by reference from our Annual Report on Form 10-KSB filed on January 13, 2006)

23.1	Consent of Moores Rowland Mazars

23.2	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-7 of this Registration Statement)

* To be filed by amendment.